SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 8, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Revised forecasts of business results under Japanese GAAP for the six months ended September 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

November 8, 2006	By:	/s/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

November 8, 2006

Millea Holdings, Inc. President: Kunio Ishihara TSE code number: 8766

Revised forecasts of business results under Japanese GAAP for the six months ended September 30, 2006

Millea Holdings, Inc. (the “Company”) hereby announces that it has revised the original forecasts of business results of the Company and its consolidated subsidiaries, Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”) and Nisshin Fire & Marine Insurance Co., Ltd. (“Nisshin Fire”) for the six months ended September 30, 2006 (from April 1, 2006 to September 30, 2006) as detailed below.

1.	Revised forecast of consolidated business results of the Company for the six months ended September 30, 2006

(Unit: Million yen, %)

	Ordinary income	Ordinary profit	Net income
Original forecast (A) (*1)	1,793,000	72,000	33,000
Revised forecast (B)	2,071,000	53,000	19,000
Difference (B)-(A)	278,000	-19,000	-14,000
Rate of increase/decrease	15.5%	-26.4%	-42.4%
(Reference) Actual results for the six months ended September 30, 2005	1,581,353	80,167	37,929

(*1)	Announced on May 24, 2006.

2.	Revised forecasts of non-consolidated business results of Tokio Marine & Nichido and Nisshin Fire for the six months ended September 30, 2006

(Unit: Million yen, %)

	Tokio Marine & Nichido			Nisshin Fire
	Net premiums written	Ordinary profit	Net income	Net premiums written	Ordinary profit	Net income
Original forecast (A) (*1)	950,000	75,000	40,000	74,000	600	100
Revised forecast (B)	957,000	46,000	21,000	73,000	-3,200	-1,900
Difference (B)-(A)	7,000	-29,000	-19,000	-1,000	-3,800	-2,000
Rate of increase/decrease	0.7%	-38.7%	-47.5%	-1.4%	—	—
(Reference) Actual results for the six months ended September 30, 2005	938,601	87,830	48,905	72,650	2,181	1,219

(*1)	Announced on May 24, 2006.

3.	Reasons for the revisions

(a)	Reason for the revision of consolidated business results of the Company for the six months ended September 30, 2006

The upward revision of ordinary income is primarily due to a significant increase in the amount of life insurance premium. The increase is a result of strong sales of individual annuity insurance of Tokio Marine & Nichido Financial Life Insurance Co., Ltd., which is a consolidated subsidiary of the Company.

The downward revision of net income is made as a result of a decrease in the amount of net income of Tokio Marine & Nichido for the reason provided in (b) below.

(b)	Reason for the revisions of non-consolidated business results of Tokio Marine & Nichido and Nisshin Fire for the six months ended September 30, 2006

The principal reason for the revisions is a decrease in the amount of ordinary profit and net income of Tokio Marine & Nichido and Nisshin Fire, which is primarily due to an increase in the amount of claims incurred in connection with natural disasters such as Typhoon No. 13 occurred in September.

We intend to announce the forecasts of business results of the Company, Tokio Marine & Nichido and Nisshin Fire for the year ending March 31, 2007 on November 22, 2006, together with the results for the six months ended September 30, 2006.

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Phone: 03-5223-3213

Noriaki Tashimo

Group Leader

Corporate Accounting Dept.

Phone: 03-6212-3344